As submitted to the Securities and Exchange Commission on October 30, 2017.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended June 30, 2017

STREETSHARES, INC.

(Exact name of issuer as specified in its charter)

Delaware	6199	46-4390152
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(Employer Identification Number)

StreetShares Notes

(Title of each class of securities issues pursuant to Regulation A)

1985 Isaac Newton Square West, Suite 103 Reston, VA 20190

Telephone: (571) 325-2966

(Address, and telephone number principal executive offices)

Part II

Item 1.

BUSINESS

Overview

StreetShares, Inc. (hereafter also referred to as “Us”, “We”, “the Company”, “StreetShares”) is an early-stage, venture-capital funded financial technology (FinTech) company that provides financing and related products to small businesses through an online platform. We currently provide secured and unsecured commercial loans, flexible draw loans/lines of credit, and contract financing products. All distribution takes place on our online platform at https://streetshares.com.

Our mission is to provide an alternative to costly cash-advance, “payday”-type small business lenders and we work tirelessly to close the small business credit gap, ensuring that small businesses are able to obtain the funding they need in a fair, affordable manner. We are run by military veterans and have a particular focus on providing military veteran and military community-owned small businesses with fair and transparently-priced small business financial products.

As of June 30, 2017, we had 32 full-time employees and 1 part-time employee. We have one office, located outside of Washington D.C., in Reston, Virginia. As of June 30, 2017, we had facilitated the issuance of over $30 million in loans, lines of credit, and financed invoices since inception.

We currently offer fully amortizing term loans, flexible draw loans, and lines of credit for terms of 3 months, 6 months, 1 year, 18 month, 2 years, and 3 years. Additionally, we offer contract financing to government and commercial contractors for up to $750,000. We focus on making small business loans from $2,000 to $150,000, with some exceptions based on our credit policy. In the future, we may make larger loans or introduce other products. StreetShares’ lending products are subject to change as market needs dictate.

StreetShares uses technology, data analytics, and a proprietary credit scoring model to assess the creditworthiness of each small business borrower applicant. If the applicant meets the established criteria, StreetShares funds a portion of the deal ourselves, setting the interest rates and expected loss rates according to proprietary credit and financial models, and place the remaining portion onto our funding platform for our investors to review and to invest in, if they so choose. We currently fund our lending products with a variety of sources, including our direct lending account and funds from institutional, accredited, and retail investors. Our accredited investors (“Reg. D”) are offered securities via Regulation D and our retail investors (“Reg. A+”) are able to invest in StreetShares loans and lines of credit via a Regulation A+ offering known as StreetShares Notes or Veteran Business Bonds.

Under our business model, we generate revenue in multiple ways:

•	success, origination or other fees charged to borrowers;
•	servicing fees charged to investors;
•	fees from our contract financing products; and
•	interest generated from the portion of each loan that we fund through our direct lending account.

StreetShares Platforms

StreetShares currently operates two different online platforms: StreetShares Basic and StreetShares Pro. StreetShares Notes (which are offered to retail clients under Regulation A+) will only be offered on the StreetShares Basic site. StreetShares Pro offers payment-dependent notes to “accredited” and institutional investors under Regulation D.

StreetShares Notes

StreetShares Notes are available to retail investors, who purchase notes through our StreetShares Basic platform. Funds from the sale of StreetShares Notes are deposited into bank accounts held by StreetShares Public Investor Holding, LLC in order to invest in loans. Investors in StreetShares Notes do not directly invest in small business loans originated by StreetShares. The money deposited in StreetShares Public Investor Holdings, LLC is aggregated with funds from the Company’s direct lending account, institutional capital providers, and accredited investors, which collectively fund our lending products. The lending products are held by StreetShares Funding, LLC, a bankruptcy remote entity that holds all lending products originated to customers of StreetShares. StreetShares Notes are also known as “Veterans Business Bonds” on the website.

StreetShares Notes are fully recourse to us, regardless of payments received by any specific small business customer of ours. StreetShares Note investors are provided with an electronic note directly from the Company. All notes earn the designated annual rate, are held for a preset term, and are callable at any time by us. StreetShares Notes may be repurchased from investors at any time at the par value of outstanding principal plus the interest accrued through the repurchase date. StreetShares notes are held on our platform in electronic form and are not listed on any securities exchange. The selling of StreetShares Notes to third parties is prohibited unless expressly permitted in writing. StreetShares Notes can be viewed at any time by accessing the “My docs” tab in the retail investor’s account. These notes are only accessible by the individual investor and cannot be accessed unless the investor enters login-credentials. All notes must be held by StreetShares investor members. The term for StreetShares Notes currently offered is 36 months, with the option for the Company to call, redeem, or prepay at any time. Future Notes may be offered under different terms, per the requirements set forth in the Offering Statement.

The offering of StreetShares Notes is being conducted as a continuous offering pursuant to Rule 251(d)(3) of the Securities Act. Continuous offerings allow for a sale of securities to be made over time, with no specific offering periods or windows in which securities are available. Sales of securities may happen sporadically over the term of the continuous offering, and are not required to be made on any preset cadence. The active acceptance of investors, whether via the StreetShares platform or otherwise, may at times be briefly paused, or the ability to subscribe may be periodically restricted to certain individuals to allow the Company time to effectively and accurately process and settle subscriptions that have been received.

1

Proceeds from the sales of StreetShares Notes may be used for any purpose, including to fund a pool of loans (such as loans to veteran-owned small businesses), or used for general corporate purposes. We retain final discretion over the use proceeds.

StreetShares Borrower Members

StreetShares lends to qualified borrower members who meet the Company’s business and credit qualifications and are approved through the underwriting platform. In order to obtain financing from StreetShares, borrower members must display characteristics indicative of creditworthiness. These characteristics include factors such as business revenue, time in business, cash flows, assets or inventory, and financial and credit variables. StreetShares is currently authorized to lend in 45 states and the District of Columbia. StreetShares state-by-state lending authorization is subject to change based upon market conditions and regulatory requirements.

A business may apply for a lending product through our website. In applying through StreetShares’ online application, borrower members are required to provide relevant financial and business data about their business and include information regarding the personal guarantor(s), if applicable. Multiple methods and processes are utilized to verify the information provided by potential borrower members. Additionally, borrower members are required to provide us with their bank account information and provide proof of ownership over their bank information before a loan is issued to the business.

Requests for funding on behalf of a business borrower for a loan or line of credit must be between $2,000 and $150,000 and the term of the financing for such a product must be for three (3), six (6), twelve (12), eighteen (18), twenty-four (24), or thirty-six (36) months. Contract financing requests may be made up to $750,000 per invoice for a contract financing product. Lending products, contract financing products, and their respective terms are subject to change.

Distinctive Characteristics and Risks

The Company’s business model remains subject to a number of regulatory requirements. Both the lending and investing industries are regulated by state and federal regulators, and as such, create an environment where both facets of StreetShares’ business offerings may be directly influenced by various regulatory bodies. Changes in regulations, or in the way current or newly enacted state or federal regulations are applied to our business, or the increased cost due to compliance with these regulations, or inadvertent regulatory miscues, could all adversely affect our business. Ongoing compliance with Regulation A+, which is a relatively new regulatory scheme subject to the potential for more, and more frequent, amendments and differing interpretations, and the reporting thereof to the SEC could be more costly than anticipated.

The Company is an alternative lender, and the online alternative lending industry has yet to endure a major adverse phase in the credit cycle. Worsening economic conditions nationwide or across the lending industry may result in decreased demand for our loans, cause our customers’ default rates to increase, or harm our operating results.

Finally, the Company is an early-stage, venture-capital funded company with a history of net operating losses, and we may not become profitable. We rely on outside capital to grow loan volume and our business, and our business may not be able to adequately scale its loan product distribution. Holders of StreetShares Notes are exposed to the credit risk of the Company.

Investors should read this report, our other filings with the SEC, and the Offering Statement filed with the SEC with respect to the StreetShares Notes for a full list of potential risks related to the industry, the Company, and StreetShares Notes.

Underwriting Process

In order to qualify, business borrower applicants must be approved through our proprietary underwriting process, which analyzes credit and financial data of both the business and the business owner. Our proprietary credit loss prediction model is based on several business demographic factors (including business revenue, age of business, cash flows, and other variables) combined with certain consumer bureau attributes (including income, revolving debt, personal credit score(s), delinquency history, age of credit file, and number of inquiries). If the applicant passes the initial underwriting criteria, the business is assigned a proprietary StreetShares Score. The determination of what dollar amount to approve, how the product will be priced, and whether to include a blanket lien is based on the above analysis, as well as additional factors (including length of loan, estimated default rates by type and grade, and general economic environment). At that point, the request is approved for placement on the StreetShares platform for funding.

Treatment of Investor Balances

StreetShares investors are required to pre-fund their StreetShares accounts. These funds are held in a bank account under a separate, but wholly owned subsidiary of StreetShares, Inc. These bank accounts are currently held at EagleBank, headquartered in Bethesda, MD. StreetShares investors have no direct relationship with EagleBank. StreetShares may change the bank used to hold these funds from time to time.

Loan Servicing

StreetShares has built a platform accessible by customers through online account servicing and manages investor servicing in-house. Loan servicing is managed by Portfolio Financial Servicing Company (“PFSC”), a 25-year-old servicer of contracts for both commercial and consumer portfolios. PFSC has over $30 billion in assets under management as primary servicer, successor servicer, and backup servicer.

2

Fees

Unlike our institutional and accredited investors, StreetShares Note investors are not charged a servicing fee for their investments, but may be charged a transaction fee if their method of deposit requires us to incur an expense. StreetShares Note investors who withdraw their funds before the anniversary of their first investment are subject to a 1% withdrawal fee that is capped at the amount of interest accrued at the time of withdrawal.

Tax and Legal Treatment

StreetShares Notes will receive interest income. At the end of the calendar year, investors with over $10 of realized interest will receive a form 1099-INT. The interest earned on the StreetShares Notes investment will need to be declared in accordance with the United States Tax Code. An investor’s tax situation will likely vary greatly and all tax and accounting questions should be directed towards a Certified Public Accountant. StreetShares does not provide tax or legal advice to StreetShares Notes investors and encourages investors to seek out advice from their professional advisers to fully understand their particular tax situations.

StreetShares is a nonbank, commercial lender, and must comply with the various commercial lending regulations as required on a state-by-state basis. State legal and regulatory requirements may be subject to interpretation and/or are subject to change. StreetShares obtains all necessary licenses, certifications, and registrations where clearly required in each state in which StreetShares has chosen to lend. Most states do not require licenses in order to engage in commercial lending activities, and as such StreetShares has not obtained licenses in several states due to the specific state’s regulatory requirements. StreetShares currently holds a California Finance Lender License (CA License # 60DBO44064). As a lender, loans and lines of credit originated by the Company are generally subject to the lending laws of our home state of Virginia and possibly the home state of the borrower. We maintain a dialogue with regulators in states in which we operate to ensure we run our business within the bounds of the law and the principles of fairness and goodwill.

We are not subject to any bankruptcy, receivership, or similar proceedings. We are not subject to legal proceedings others than those in the ordinary course of business (e.g., collections against defaulting borrowers).

Item 2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are an online platform for small business loans. As of June 30, 2017, we have originated more than $30 million in lending products and collected more than $18.8 million in customer payments since we made our first loan in July 2014. We generate revenue through success and origination fees, servicing fees we charge to institutional and accredited investors, fees from our invoice financing products, and interest generated by the portion of each loan we fund through our direct lending account. As an early-stage startup, rapid growth in both revenue and expenses is expected.

Operating Results

Revenues

For the fiscal year ended June 30, 2017, we had revenues of $2,168,067 compared to $1,094,915 in the fiscal year ended June 30, 2016. The increase is a result of the growth of our lending operations and the recognition of success fees, origination fees, servicing fees, factor fees, and interest revenues.

Cost of Revenues

For the fiscal year ended June 30, 2017, we had costs of revenue of $1,557,885 compared to $733,988 in the fiscal year ended June 30, 2016. The increase is a result of increased originations which lead to increased interest paid to investors and an increase in the provision for loan losses.

Operating Expenses

For the fiscal year ended June 30, 2017, we had operating expenses of $6,728,236 compared to $3,592,113 in the fiscal year ended June 30, 2016. The large increase year over year is due in large part to expansion of marketing efforts and increase in employees. The largest line items of operating expenses were payroll and payroll taxes, marketing expenses, and fees and subscriptions.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have funded our lending activities and operations primarily through equity and convertible debt financings, bank lines of credit, revenues, and institutional and accredited investments in our loans.

As an early stage, venture-funded company that is not yet profitable, we rely heavily on capital investments to fund our operations. Based on our current financial situation, it is likely we will require additional capital within the next twelve months beyond our currently anticipated amounts to fund the operations of the Company. The Company is currently, and consistently, engaged in ongoing discussions with providers who have the financial wherewithal to provide such funding. Notwithstanding these discussions, additional capital may not be available on reasonable terms, or at all. In the event the Company is not able to acquire funding, there are several options that can be enacted that would allow the Company to achieve a break-even state or help prolong the duration of the Company until funding can be obtained. These options include, but are not limited to, scaling back of marketing efforts significantly, scaling back of human resources significantly, obtaining additional debt financing, asset and or business unit divestitures, and the potential sale of the Company at a discount.

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Equity and Convertible Debt Financings

In May 2014, we raised approximately $1.2 million from the combined issuance of equity in the form of preferred stock and convertible debt in the form of promissory notes that subsequently converted into preferred stock. In May 2015, we raised approximately $2.4 million from the sale of convertible promissory notes that converted to preferred stock pursuant to our February through June 2016 Series A Round equity raise of an additional nearly $5.5 million. This capital is used for advertising and marketing, meeting our loan funding commitments, expanding operations, and for other general corporate purposes.

On March 6, 2017, the Company issued a convertible note in the principal balance of $3,000,000 to a related party of a Company director and on June 15, 2017, the Company issued a convertible note in the principal balance of $100,000 to a Preferred Stock Holder. The principal balance of each note, together with accrued interest of 8 percent per annum, is due to be paid at the earliest of 1) a Qualified Financing (as defined in the note agreements) through automatic conversion; 2) a change in control (as defined in the note agreements); or 3) September 6, 2018. The principal and accrued interest may not be prepaid by the Company without the prior consent of the majority holders of the notes. The Company incurred interest of approximately $76,000 in 2017, all of which is included in the outstanding convertible note balance as reported on the accompanying consolidated balance sheet as of June 30, 2017. The outstanding balance of the convertible notes was $3,100,000 as of June 30, 2017.

If convertible based on a Qualified Financing, the convertible debt will automatically convert without any further action by the holders into the Equity Securities (as defined in the note agreements) at a conversion price equal to 85 percent of the per share price paid by the investors and on otherwise the same terms and conditions. The amount of discount represents a beneficial conversion feature and will be recognized upon the occurrence of the Qualified Financing.

If the Company consummates a Change of Control while the notes remain outstanding, which means i) any consolidation or merger of the Company with or into any other corporation or other entity or person in which the stockholders of the Company do not continue to hold a majority of the voting power of the surviving entity, ii) any transaction to which the Company is a party in which excess of 50 percent of the Company’s voting power is transferred, or iii) a sale or transfer of all or substantially all assets of the Company, while the convertible notes remain outstanding, then the outstanding principal and accrued interest on the notes will be accelerated. In this case, the holders of the notes will receive the outstanding principal balance of the notes plus all accrued but unpaid interest on the notes and a repayment premium equal to 50 percent of the outstanding principal balance of the notes.

As the Change in Control feature has been determined to not be clearly or closely related to the debt host, the Company bifurcated the redemption feature from the convertible debt as a derivative liability. The Company has determined that the probability that a Change in Control event will occur while the convertible notes remain outstanding to be minimal and thus concluded any fair value assigned to the redemption feature to be immaterial to the consolidated financial statements as a whole.

Lines of Credit

In December 2015, the Company closed on a line of credit from Endeavor Capital Management, LLC for a maximum amount of $350,000. As of June 30, 2016, our balance under this line was $252,567 and as of June 30, 2017, the line has been paid in full. Endeavor Capital Management LLC is an affiliate of Endeavor Equity Holdings LLC, which has made an equity investment in StreetShares, Inc. and holds a board seat.

In December 2016, the Company closed on a line of credit from Endeavor Capital Management, LLC for a maximum amount of $250,000 to be used for the beta program of our contract financing product. As of June 30, 2017, the line has been paid in full. Endeavor Capital Management LLC is an affiliate of Endeavor Equity Holdings LLC, which has made an equity investment in StreetShares, Inc. and holds a board seat.

Operating Capital and Expenditure Requirements

In February of 2017, $3.1 million in new funds were raised from the offering of a convertible note. The proceeds from this note will be used to fund the operating activities of the company. The company also intends to raise additional capital towards the end of 2017 in a Series B Round equity raise. This equity raise will likely trigger the conversion of this note at an 85% discount to the price of the issued stock for the round. The sale of equity may result in dilution to our stockholders and those securities may have rights senior to those of our common shares. If we raise additional funds through the issuance of additional debt, the agreements governing such debt could contain covenants that would restrict our operations and such debt would rank senior to shares of our common stock. We may require additional capital beyond our currently anticipated amounts and additional capital may not be available on reasonable terms, or at all.

4

Portfolio Information

If an applicant and the business pass the initial underwriting criteria, the borrower member is assigned a proprietary StreetShares Score. StreetShares Score ranges are grouped into five Risk Grades (A through E). Our portfolio data on those loans is summarized below:

Loans issued from July 1, 2016 through June 30, 2017 by Grade

	Loan Grade
Metric	A	B	C	D	E	Total/Average
Number of Loans	159	283	168	132	9	751
Average Interest Rate	15.84%	21.04%	23.51%	26.52%	29.01%	21.55%
Total Amount Issued	$5,973,401	$5,949,830	$2,614,700	$1,725,500	$90,425	$16,353,856
Average Business Age (Yrs)	6.0	6.0	6.0	4.8	3.9	5.8
Average Owner Income	$204,132	$153,971	$126,042	$118,755	$144,444	$152,039
Average Business Revenue	$929,378	$532,827	$344,048	$266,098	$283,333	$524,682
Average FICO	759	721	697	675	676	715
Average # of Employees	8.4	6.4	4.8	3.6	2.1	5.9
Expected Loss Range (Ann'd %)	(0.91% - 4.34%)	(4.5% - 6.96%)	(6.62% - 8.53%)	(8.71% - 12.75%)	(14.5% - 18.94%)	(0.91% - 18.94%)

Loans issued from July 1, 2015 through June 30, 2016 by Grade

	Loan Grade
Metric	A	B	C	D	E	Total/Average
Number of Loans	62	98	78	82	50	370
Average Interest Rate	12.9%	17.6%	20.1%	22.7%	27.1%	19.8%
Total Amount Issued	$2,405,000	$2,350,700	$1,413,000	$1,201,000	$413,501	$7,783,201
Average Business Age (Yrs)	5.7	6.2	5.2	5.2	4.8	5.5
Average Owner Income	$195,888	$156,493	$136,404	$106,595	$116,070	$142,338
Average Business Revenue	$1,589,186	$820,213	$626,203	$585,606	$408,887	$800,590
Average FICO	767	718	692	673	661	703
Average # of Employees	8.9	7.3	7.6	5.4	5.3	6.9
Expected Loss Range (Ann'd %)	(0.5% -5.2%)	(3.3% -6.8%)	(4% -8.5%)	(5.4% -11.8%)	(8.6% -18.3%)	(0.5% -18.3%)

Loans issued from July 1, 2014 through June 30, 2015 by Grade

	Loan Grade
Metric	A	B	C	D	E	Total/Average
Number of Loans	13	22	29	32	9	105
Average Interest Rate	15.5%	19.4%	22.5%	26.8%	26.2%	22.6%
Total Amount Issued	$460,225	$586,950	$665,501	$457,500	$90,500	$2,260,676
Average Business Age (Yrs)	3.8	4.8	5.6	4.3	4.3	4.7
Average Owner Income	$172,308	$171,055	$145,169	$110,186	$115,429	$140,742
Average Business Revenue	$1,441,109	$1,329,249	$1,088,906	$463,436	$536,380	$944,891
Average FICO	755	725	709	687	671	708
Average # of Employees	11.8	13.9	8.9	3.6	5.8	8.4
Expected Loss Range (Ann'd %)	(0.6% -4.7%)	(3.3% -8.1%)	(5% -9.3%)	(6.9% -13.7%)	(10.3% -16.4%)	(0.6% -16.4%)

Delinquencies

As of June 30, 2017, StreetShares has 10 outstanding loans that have not made any payments in 90+ days and 44 loans that have been charged off against our allowance for loan losses, representing an aggregate principal balance of $692,777.

Trends and Key Factors Affecting Our Performance

Investment in Long-Term Growth

The core elements of our growth strategy include acquiring new customers, broadening our distribution capabilities through strategic partners, enhancing our data and analytics capabilities, expanding our product offerings, extending customer lifetime value, and expanding geographically. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly our human resources, sales and marketing, and technology and analytics expenses. These investments are intended to contribute to our long-term growth, but they may affect our near-term profitability.

5

Originations

Our revenues have grown since our inception in 2013 primarily as a result of launching our first lending product in July 2014 and subsequent growth in originations. Growth in originations has been driven by the addition of new borrowers, increasing business from existing and previous borrowers, increasing average loan size, and new lending products, as other factors such as effective interest yields and annual loan loss rates have remained relatively constant over this time.

Future growth will continue to depend, in part, on attracting new customers on both the borrower and investor side of our platform. We plan to increase our sales and marketing spending to attract these customers as well as continue to increase our analytics spending to better identify potential customers. We continue to expect to rely on the veterans affinity networks for borrower acquisition and investor growth. We also originate loans through our direct and strategic partner channels. As we have invested more funds in our marketing efforts, such as conference sponsorship and speaking events, and focused on growing strategic partnerships, the relative share of each channel to our originations to new customers and to all customers has increased. We expect this trend to continue to the extent that we increase our investment in our direct and strategic partner channels.

We believe the behavior of our repeat borrowers will be important to our future growth. The extent to which we generate repeat business from our borrowers will be an important factor in our continued revenue growth and our visibility into future revenue.

Summary of Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. G.A.A.P. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are fully described in Note 2 to our consolidated financial statements appearing elsewhere in this report (see pages F-7 - F-12), and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Cash and Cash Equivalents

The term “cash”, as used in the accompanying consolidated financial statements, includes currency on hand in checking, savings, and money market accounts held with financial institutions. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be a considered a cash equivalent. We maintain our cash in bank accounts, which at times may exceed Federal Deposit Insurance Corporation limits. As of June 30, 2017, interest-bearing and non-interest-bearing accounts held in an insured institution are aggregated and guaranteed by the Federal Deposit Insurance Corporation up to $250,000. We have not experienced any losses in such accounts and we believe these funds are not exposed to any significant credit risk.

Loan Assets

We originate funding products that can be categorized as short-term (maturity less than 1 year) and long-term (maturity greater than 1 year). We value the full value of these products at the outstanding value of principal reduced by a valuation allowance for loan losses estimated as of the balance sheet date. As of June 30, 2017, we had originated 1,260 products and reported $9,261,737 in loan assets.

Allowance for Loan Losses

The allowance for loan losses (“ALL”), is established through periodic charges to the provision for loan losses. Loan losses are charged against the ALL when we believe that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALL.

We evaluate the creditworthiness of the portfolio on an aggregated basis. We use a proprietary forecasted loss rate at origination for new products that have not had the opportunity to make payments when they are first funded. The allowance is subjective, as it requires material estimates, including such factors as historical trends, known and inherent risks in the portfolio, adverse situations that may affect borrower’s ability to repay, and current economic conditions. Other qualitative factors considered may include items such as: uncertainties in forecasting and modeling techniques, seasonality, business conditions, and emerging trends. Recovery of the carrying value of our financial products is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our portfolio resulting in increased delinquencies and losses and could require additional provisions for credit losses, which could impact future periods. As of June 30, 2017, we had originated 1,260 term loans and reported $9,261,737 in loan assets. As of June 30, 2017, we have charged off 44 loans, with a combined principal balance of $461,199.

Impaired and Charged Off Loans

Our loans are paid back on a weekly basis. We consider a loan to be late when it has been over 7 days since last payment. Loans with over 14 days since last payment are considered to be delinquent and impairments are applied. The Company continues to accrue interest on late and delinquent loans. Loans are returned to current status when the Company receives all accrued payments, interest, and fees required with the original amortization schedule and, in our judgment, will continue to make their payments as scheduled.

Generally, after 150 days of delinquency, we will make an assessment of whether an individual loan should be charged off based on the payment status and information gathered through collection efforts. A loan is charged off when we determine it is probable that they will be unable to collect all of the remaining principal payments. As of June 30, 2017, we have charged off 44 loans, with a combined principal balance of $461,199.

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Property, Equipment, and Software

Property, equipment and software (“PE&S”), consists of computers and electronics, office equipment and furniture, and capitalized internal-use software costs. PE&S are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are recognized over the estimated useful lives of the assets using the straight-line method. For electronics, the Company estimates a 2- year useful life. All other PE&S assets are estimated to have a 2–5 year useful life or lease-term, if shorter, for leasehold improvements.

Our internally developed software includes the costs incurred to develop the website, platform, and other affiliated costs are capitalized beginning when the preliminary project stage is completed, we have authorized funding, and it is probable that the project will be completed and used to perform its intended function. Capitalized software costs primarily include salary costs for employees directly involved in the development efforts, software licenses acquired, and fees paid to outside consultants and contractors.

Software development costs incurred prior to meeting the criteria for capitalization and costs incurred for training and maintenance are expensed as incurred. Certain upgrades and enhancements to existing software that result in additional functionality are capitalized. Capitalized software development costs are amortized using the straight-line method over their expected useful lives, generally 2 to 5 years.

Loans and Payable to Investors

The Company uses Member Payment Dependent Notes (“MPDNs”) to fund a portion of our financial products. MPDNs are unregistered securities that are dependent upon the performance of a portion of the Company’s note to the borrower and available for purchase by accredited (Reg. D) investors. Investors specify the amount to fund of each product and the term to maturity matches the term of the underlying note. If the note performs according to its terms, the investor receives the principal and interest portions of the note in proportion to their investment, less applicable servicing fees. If the note doesn’t perform, payments to the investor will be limited to the pro-rata portion of any payments received, according to the respective principal balances funded by the investor, less applicable servicing fees. At this time, StreetShares MPDNs are available to accredited (Reg. D) investors only.

Revenue Recognition

The Company generates revenue primarily through interest, origination fees, fees from financed invoices, late/other fees, and servicing fees on originated lending products. Interest income on these products is calculated based on the contractual interest rate and recorded as interest income as earned. The Company allows borrowers to “prepay” the principal balance of their notes without having to pay the future expected interest. The Company, however, requires collection of the interest accrued through the next scheduled payment date. Service fees are fees charged to investors on a weekly basis based on a percentage of the payments received from borrowers. The service fees are recorded as income when payments are received. The origination fees, relating to the portion of the loans the Company owns, are deferred and recognized over the life of the loan using the effective interest method.

Origination fees collected but not yet recognized as revenue are recorded as deferred revenue. The Company views the value of the auction as being delivered upon acceptance of the note. As such, the auction success fees, relating to the portion owned by investors, are recognized when received upon the funding of the notes.

The Company generates revenue on invoice receivables through interest income, factor fees, commitment fees, and enrollment fees. Interest income on invoice receivables is calculated using the simple interest method on the daily balances of principal outstanding. Interest income, factor fees, and commitment fees are accrued until funds are received for the purchased factored receivable. Enrollment fees are recognized at the time of purchase of factored receivables.

The Company charges fees for late payments, ACH return fees, and other fees charged by providers for failed payments. Generally, fees are used to cover costs incurred for collection. Any remaining portions of these fees are provided to the investors on a weighted basis by principal invested in the particular note. As such, the Company occasionally receives fee revenue from their investment portion in each loan.

Income Taxes

We recognize deferred tax asset and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Valuation allowances are recorded to reduce deferred tax assets to the amount we believe is more likely than not to be realized.

Uncertain tax positions are recognized only when we believe it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. We recognize interest and penalties, if any, related to uncertain tax positions in income tax expense.

We file income tax returns in the United States for federal, state, and local jurisdictions, where necessary. We are potentially subject to a tax examination for a period of three years from the date a return is originally filed or filed as amended, which as of June 30, 2017 includes all returns filed since our inception. No income tax returns are currently under examination by taxing authorities.

7

Accounting for Stock-Based Compensation

Our stock based compensation is measured based on the grant date fair value of the awards and recognized as compensation expense on a straight-line basis of the period during which the option holder is required to perform services in exchange for the award (vesting period). We use the Black-Scholes Option Pricing Model to estimate fair value of stock options. The use of the option valuation model requires subjective assumptions, including the fair value of our common stock, the expected term of the option and the expected stock price volatility based on peer companies. Additionally, the recognition of stock-based compensation expense requires an estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited. For the year ended June 30, 2017, the Company has incurred $53,059 of stock-based compensation expense.

Advertising Costs

All advertising costs are expensed as incurred. Advertising expense for the year ended June 30, 2017 was $1,727,478.

Item 3.

MANAGEMENT

Our executive officers and directors, and ages are as follows:

Name	Position	Age	Term of Office
Executive Officers:

Mark L. Rockefeller	Chief Executive Officer, Co-Founder	40	Since December 2013
Michael Konson	Chief Operating Officer, Co-Founder	44	Since December 2013
Madhur Grover	Chief Credit Officer	36	Since March 2015
David Toro	General Counsel & Chief Compliance Officer	42	Since September 2016
Jesse Cushman	Principal Finance and Accounting Officer, Vice President of Finance	34	Since May 2014

Non-Executive Directors:

Alexander Acree	Director	37	Since February 2016
Jeffery Valcourt	Director	64	Since July 2017
David Wasik	Director	46	Since March 2016

Mark L. Rockefeller

Mr. Rockefeller co-founded StreetShares and has served as our Chief Executive Officer and a member of our Board of Directors since the company’s inception. Mr. Rockefeller began his career as a military officer and attorney. Following service in Iraq and separation from the military, he joined the global financial services law firm Milbank, Tweed, Hadley & McCloy LLP, where his practice focused on securities, bankruptcy, and financial services litigation. He holds a Bachelor’s degree in finance, MBA, JD, and LLM degrees. He is a graduate of Columbia Law School and a term member of the Council on Foreign Relations.

Michael (“Mickey”) Konson

Mr. Konson co-founded StreetShares and has served as our Chief Operating Officer and member of our Board of Directors since the company’s inception. Prior to StreetShares, he spent nearly 12 years at Capital One Bank, where he was the lead executive for Capital One’s consumer retail bank business, and was the Senior Credit Officer for the retail bank. Mr. Konson also spent five years working in a variety of credit, marketing and operational leadership roles at Capital One’s small business unit. Previously, Mr. Konson was an analyst at McKinsey & Co. where he served clients from Africa and Europe. He holds business and law degrees from the University of Cape Town and an MBA from Harvard Business School.

Madhur Grover

Mr. Grover is StreetShares’ Chief Credit Officer. Previously, Mr. Grover spent 10 years at Capital One Bank, where his experience includes credit risk management, marketing, and strategy development. He led Capital One’s Credit Card Balance Transfer program. Prior to that, Mr. Grover led key projects in small business banking, auto finance, healthcare, and home improvement finance. He received his Master’s in industrial engineering from Texas A&M University and is a CFA charter-holder.

David Toro

Mr. Toro is StreetShares’ General Counsel, Chief Compliance Officer and Corporate Secretary. Prior to joining StreetShares, Mr. Toro worked at Capital One, managing teams focused on regulatory compliance across the retail banking and anti-money laundering divisions. Mr. Toro started his career as a litigator for a law firm specializing in constitutional and criminal law. He holds a Bachelor’s degree in political science, a JD from the University of Connecticut, and an MBA from the University of Maryland.

8

Jesse Cushman

Mr. Cushman is StreetShares’ Vice President of Finance and Principal Financial & Accounting Officer. Prior to joining StreetShares, Mr. Cushman was a trading manager at CLS Investments and an equity and debt trader for various hedge funds in Connecticut. Mr. Cushman holds a Bachelor’s degree in finance from Fairfield University and an MBA from Georgetown University’s McDonough School of Business.

Alexander Acree

Mr. Acree is a member of the StreetShares’ Board of Directors representing Fenway Summer Ventures, a StreetShares’ equity investor. Mr. Acree is the Managing Director of Fenway Summer Ventures GP, LLC, the General Partner of Fenway Summer Ventures. He was previously an Associate with Gibson, Dunn & Crutcher LLP. He holds a J.D. from Yale Law School and an MBA from Yale School of Management.

Jeffery Valcourt

Mr. Valcourt is a member of the StreetShares’ Board of Directors representing Endeavor Equity Holdings, LLC (“EEH”), a StreetShares’ equity investor, and assumed the director’s role for EEH in July of 2017. Mr. Valcourt is the Chairman and CEO of Endeavor Capital, which wholly owns EEH. In addition to this role, Mr. Valcourt serves as the Founder and CEO of Valcourt Building Services (“VBS”). VBS has been in business for over 30 years, has acquired over 17 companies, and does over $60M in annual business. Mr. Valcourt also brings considerable banking experience to the Board as he was elected Chairman of the Board of Directors for United Financial Banking Companies and a Director for the Business Bank in the 1990s.

David Wasik

Mr. Wasik is an independent member of the StreetShares’ Board of Directors. Mr. Wasik served as a senior executive at Capital One in a variety of roles for over 15 years. He currently serves as Vice President of Operations at HOPE International, a non-profit microfinance organization. He holds a B.S.E. from Duke University.

Board of Advisors

Troy A. Paredes

Mr. Paredes is the founder of Paredes Strategies LLC. He also currently serves as Distinguished Policy Fellow and Lecturer at the University of Pennsylvania Law School and as Lecturer on Law at Harvard Law School. From 2008 to 2013, Mr. Paredes served as a Commissioner of the U.S. Securities and Exchange Commission (SEC). Before joining the SEC, Mr. Paredes was a tenured professor at Washington University School of Law in St. Louis and held a courtesy appointment at Washington University’s Olin Business School. He taught and researched in the areas of securities regulation and corporate governance. At other times in his career, Mr. Paredes has practiced as a corporate lawyer and has been a consultant at a large firm. He has authored numerous academic articles and is the co-author (beginning with the fourth edition) of a multi-volume securities regulation treatise, with Louis Loss and Joel Seligman. Mr. Paredes holds a Bachelor’s degree in economics from the University of California at Berkeley and a JD from Yale Law School.

Raj Date

Mr. Date serves as Managing Partner at Fenway Summer LLC, a consumer finance investment firm headquartered in Washington, DC. Mr. Date serves as a Director for several high-growth firms in consumer finance. Mr. Date was the first-ever Deputy Director of the U.S. Consumer Financial Protection Bureau (CFPB). As the Bureau’s second-ranking official, he helped steward the CFPB’s strategy, its operations, and its policy agenda. He also served on the senior staff committee of the Financial Stability Oversight Council and as a statutory deputy to the Board of the Federal Deposit Insurance Corporation. Before being appointed Deputy Director of the CFPB, he acted as the interim leader of the new agency, serving as the Special Advisor to the Secretary of the Treasury. He led the CFPB for most of the first six months after its launch. He is a graduate of the College of Engineering at the University of California at Berkeley and Harvard Law School.

General (ret.) George Casey, USA

General Casey served as the Chief of Staff of the U.S. Army, the Army’s senior military officer, leading an organization of over 1 million men and women with a $200+ billion operating budget. General Casey’s 41-year military career included command of the Multinational Force-Iraq, a coalition of more than 30 countries and numerous Army commands. He currently serves as a Director at Georgetown University and as a Distinguished Senior Lecturer of Leadership at the Johnson Graduate School of Management at Cornell University. He also serves on several corporate Boards. He holds a Bachelor’s degree from the Georgetown University School of Foreign Service and received his Master’s in international relations from Denver University.

Family Relationships

None.

Conflicts of Interest

We do not believe that we are a party to any transactions that contain or give rise to a conflict of interest between any of our directors, officers and major stockholders on the one hand, and StreetShares on the other hand. Two transactions should be noted (further information provided in the consolidated financial statements):

1) A small amount of start-up, general, and administrative expenses were incurred by the Company from the inception date which were funded by advances from the Company’s co-founders, of which two are the Company’s primary stockholders. As of June 30, 2017 and 2016, the Company owes such advances back to its stockholders, which are included in net advances owed to investors and stockholders in the accompanying consolidated balance sheets.

9

Involvement in Certain Legal Proceedings

Except for routine collections suits against borrowers from time to time, we are not a party to any litigation.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of our three most highly paid executive officers for the 2017 fiscal year was as follows:

Executive Officers:	Cash compensation	Other compensation	Total compensation
Mark L. Rockefeller	$195,213	$11,236	$206,449
Michael Konson	$183,675	$11,236	$194,911
Madhur Grover	$151,158	$1,619	$152,777

The Company has five directors, but only the two directors who also serve as officers and Mr. Wasik are compensated, and only two of those fall within the category of the three most highly paid employees of the Company. Messrs. Acree, and Valcourt were not and are not compensated for their Board service. Executive compensation is set annually by our Board’s Compensation Committee based on several factors including: company and individual leadership, performance compensation of competitor peer group, and other factors. All StreetShares employees, including Messrs. Rockefeller, Konson, and Grover are eligible for performance-based bonus when the company hits periodic loan volume targets.

Item 4.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Name and address of beneficial owner(1)	Amount and nature of beneficial ownership as of June 30, 2017(2)	Amount and nature of beneficial acquirable as of June 30, 2017	Percent of class
Mark L. Rockefeller	4,215,000 shares(3)	0	38.9%
Michael Konson	3,311,974 shares(4)	0	29.7%, 2.1%
Endeavor Equity Fund, LP	4,050,366 shares(5)	0	28%
Bethesda StreetShares Group, LLC	2,221,016 shares(6)	0	46.7%
Fenway Summer Ventures	1,897,094 shares(7)	0	13.1%
Peter Kight	1,694,714 shares(8)	0	11.7%
Benjamin Shiflet	1,634,900 shares(9)	0	15.1%
Accion Gateway Fund	1,551,590 shares(10)	0	32.8%
All executive officers and directors as a group	16,027,347 shares	0	N/A

(1)	Unless otherwise noted, the address of each executive officer or directors is StreetShares, Inc., 1985 Isaac Newton Square West, Suite 103, Reston, VA 20190.
(2)	For common stock, assumes conversion of all issued and outstanding preferred stock to common stock at the current 1:1 conversion ratio.
(3)	Consists of 4,215,000 shares of common stock.
(4)	Consists of 3,200,000 shares of common stock and 96,974 shares of Series Seed Preferred stock.
(5)	Consists of 4,050,366 shares of Series A preferred stock.
(6)	Consists of 2,221,016 shares of Series Seed Preferred stock.
(7)	Consists of 1,897,094 shares of Series A preferred stock.
(8)	Consists of 1,694,714 shares of Series A preferred stock.
(9)	Consists of 1,634,900 shares of common stock.
(10)	Consists of 1,551,590 shares of Series Seed Preferred stock.

Item 5.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

There are two transactions should be noted (additional information provided in the consolidated financial statements).

From March 2017 to June 2017, the Company issued approximately $3,100,000 in convertible promissory notes to investors, which are convertible into shares of applicable qualified financing. Jeffery Valcourt, who sits on the Board of Directors of the Company, was one of the major investors in the note ($3,000,000).

Some start-up, general, and administrative expenses were incurred by the Company from the inception date which were funded by advances from the Company’s three co-founders, of which two are the Company’s primary stockholders, Messrs. Rockefeller and Konson. As of June 30, 2017 and 2016, the Company owes such advances back to its stockholders, which are included in net advances owed to investors and stockholders in the accompanying consolidated balance sheets (see financial statements for details).

On December 22, 2015, the Company entered into an agreement with Endeavor Capital Management, LLC (“Endeavor”), of which StreetShares Director Jeffery Valcourt is Chairman (see financial statements for details). Pursuant to this agreement, Endeavor provided a line of credit to StreetShares for up to the amount set forth in a schedule provided by StreetShares. Endeavor is one of multiple institutional investors that currently purchase fractional interests in loan assets produced by StreetShares and its subsidiaries in the ordinary course of business. As of June 30, 2017, this line has been paid in full.

10

On December 7, 2016, the Company entered into an agreement with Endeavor Capital Management, LLC (“Endeavor”), of which StreetShares Director Jeffery Valcourt is Chairman (see financial statements for details). Pursuant to this agreement, Endeavor provided a note with a principal amount of $250,000 to StreetShares. Endeavor is one of multiple institutional investors that currently purchase fractional interests in loan assets produced by StreetShares and its subsidiaries in the ordinary course of business. As of June 30, 2017 the principal balance was paid in full.

Item 6.

OTHER INFORMATION

11

Consolidated Financial Statements

As of and for the Year Ended June 30, 2017 and as of June 30, 2016

F-1

Independent Auditors’ Report

To the Board of Directors and Stockholders of

StreetShares, Inc. and Subsidiaries

We have audited the accompanying consolidated financial statements of StreetShares, Inc., (a Delaware corporation) and Subsidiaries, which comprise the consolidated balance sheets as of June 30, 2017 and 2016, and the related consolidated statements of operations, changes in redeemable stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of StreetShares, Inc. and Subsidiaries as of June 30, 2017 and 2016, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Tysons, Virginia

October 30, 2017

F-2

StreetShares, Inc. and Subsidiaries

Consolidated Balance Sheets

As of June 30, 2017 and 2016

	2017	2016

Assets
Cash and cash equivalents	$1,307,847	$3,510,618
Reserve for Reg. A+	178,861	-
Advances from Reg. D and Institutional investors	1,032,691	764,963
Accounts receivable factored invoices	152,397	-
Loans, net	8,754,621	5,536,057
Notes due from Reg. D and Institutional investors	330,780	-
Notes due from shareholders	-	340,000
Accrued interest receivable	31,662	23,754
Prepaid expenses	138,326	99,145
Property, equipment, and software, net	95,967	47,940
Other assets	10,694	6,193

Total Assets	$12,033,846	$10,328,670

Liabilities, Redeemable Stock, and Stockholders' Deficit

Liabilities
Accounts payable	$191,216	$166,271
Accrued expenses	209,152	93,091
Payable to Reg. D and Institutional investors	8,190,302	5,699,888
Payable to Reg. A+ investors	2,075,875	52,652
Accrued interest payable	71,155	24,501
Deferred revenue	54,781	22,141
Notes payable	7,169	11,284
Lines of credit	-	252,567
Net advances owed to stockholders	28,222	33,535
Other liabilities	60,910	80,569
Convertible debt	3,176,603	-

Total Liabilities	14,065,385	6,436,499

Redeemable Stock
Series seed preferred stock: $0.0001 par value; 4,735,924 shares authorized; issued and outstanding as of June 30, 2017 and 2016 (liquidation preference value of $1,200,000 as of June 30, 2017 and 2016)	1,200,000	1,200,000
A Round Series preferred stock: $0.0001 par value; 14,488,075 shares authorized; issued and outstanding as of June 30, 2017 and 2016 (liquidation preference value of $8,095,394 as of June 30, 2017 and 2016)	8,006,166	8,007,568

Total redeemable stock	9,206,166	9,207,568

Stockholders' Deficit
Common stock; $0.0001 par value; 40,400,000 shares authorized; 10,038,617 shares issued and outstanding as of June 30, 2017; 10,030,396 shares issued and 9,412,608 outstanding as of June 30, 2016	1,004	1,003
Additional paid-in capital	413,393	142,610
Treasury stock, at cost, 0 shares as of June 30, 2017 and 617,788 shares as of June 30, 2016	-	(62)
Accumulated deficit	(11,652,102)	(5,458,948)

Total stockholders' deficit	(11,237,705)	(5,315,397)

Total Liabilities, Redeemable Stock, and Stockholders' Deficit	$12,033,846	$10,328,670

The accompanying notes are an integral part of these consolidated financial statements.

F-3

StreetShares, Inc. and Subsidiaries

Consolidated Statements of Operations

For the Years Ended June 30, 2017 and 2016

	2017	2016

Operating Revenue
Interest income	$1,521,119	$725,679
Auction success fees	479,253	310,240
Origination fees	24,642	11,533
Service fees	125,833	47,463
Other loan revenue	17,220	-

Total operating revenue	2,168,067	1,094,915

Cost of Revenue
Interest expense	(1,444,572)	(690,259)
Provision for loan losses	(113,313)	(43,729)

Total cost of revenue	(1,557,885)	(733,988)

Net revenue	610,182	360,927

Operating Expenses
Payroll and payroll taxes	3,258,960	1,853,194
Professional fees	326,904	384,502
Marketing expenses	1,727,478	579,331
Fees and subscriptions	512,231	317,733
Benefits	143,583	107,793
Insurance	96,262	26,888
General and administrative	78,897	45,918
Rent expense	63,904	63,904
Depreciation and amortization	26,155	20,000
Other operating expenses	493,862	192,849

Total operating expenses	6,728,236	3,592,113

Other Income (Expense)
Interest earned	3,588	4,106
Interest expense	(77,356)	(99,417)
Loss on sale of asset	(1,382)	-
Other income	50	25,000

Total other income (expense)	(75,100)	(70,311)

Net Loss	$(6,193,154)	$(3,301,497)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

StreetShares, Inc. and Subsidiaries

Consolidated Statements of Changes in Redeemable Stock and Stockholders’ Deficit

For the Years Ended June 30, 2017 and 2016

	Redeemable Stock		Redeemable Stock		Stockholders' Deficit
	Series Seed		A Round Series				Additional				Total
	Preferred Stock		Preferred Stock		Common Stock		Paid-In	Treasury Stock		Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Deficit	Deficit

Balance, June 30, 2015	4,735,924	$1,200,000	-	$-	10,030,396	$1,003	$261,430	-	$-	$(2,157,451)	$(1,895,018)

Repurchase of Common Stock	-	-	-	-	-	-	-	(1,237,500)	(124)		(124)

Issuance of Common Stock	-	-	-	-	-	-	26,712	602,287	60	-	26,772

Conversion of Convertible Promissory Notes	-	-	5,124,786	2,570,394	-	-	-	-	-	-	-

Issuance of Series Seed Preferred Stock	-	-	9,363,289	5,525,000	-	-	-	-	-	-	-

Exercise of Warrants to Purchase Common Stock	-	-	-	-	-	-	566	17,425	2	-	568

Issuance of Series Seed Preferred Stock											-

Stock Warrants	-	-	-	-	-	-	88,534	-	-	-	88,534

Stock Compensation	-	-	-	-	-	-	11,548	-	-	-	11,548

Debt Discount on Convertible Notes - Net of Tax	-	-	-	-	-	-	(246,180)	-	-	-	(246,180)

Direct Cost of Stock Issued	-	-	-	(87,826)	-	-	-	-	-	-	-

Net Loss	-	-	-	-	-	-	-	-	-	(3,301,497)	(3,301,497)

Balance, June 30, 2016	4,735,924	$1,200,000	14,488,075	$8,007,568	10,030,396	$1,003	$142,610	(617,788)	$(62)	$(5,458,948)	$(5,315,397)

Issuance of Common Stock	-	-	-	-	8,221	1	22,337	576,788	58	-	22,396

Exercise of Warrants to Purchase Common Stock	-	-	-	-	-	-	1,226	41,000	4	-	1,230

Stock Warrants	-	-	-	-	-	-	194,161	-	-	-	194,161

Stock Compensation	-	-	-	-	-	-	53,059	-	-	-	53,059

Direct Cost of Stock Issued	-	-	-	(1,402)	-	-	-	-	-	-	-

Net Loss	-	-	-	-	-	-	-	-	-	(6,193,154)	(6,193,154)

Balance, June 30, 2017	4,735,924	$1,200,000	14,488,075	$8,006,166	10,038,617	$1,004	$413,393	-	$-	$(11,652,102)	$(11,237,705)

The accompanying notes are an integral part of these consolidated financial statements.

F-5

StreetShares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended June 30, 2017 and 2016

	2017	2016

Cash Flows from Operating Activities
Net loss	$(6,193,154)	$(3,301,497)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	26,155	20,000
Loss on sale of assets	1,382	-
Stock compensation expense	53,059	11,548
Warrant expense	194,161	88,534
Provision for loan losses	113,313	43,729
Interest on convertible notes	76,603	96,239
Changes in assets and liabilities:
Accounts receivable factored invoices	(152,397)	-
Reserve for Reg. A+	(178,861)	-
Advances from Reg. D and Institutional investors	(267,728)	(255,765)
Note due from Reg. D and Institutional investors	(330,780)	-
Prepaid expenses and other assets	(43,682)	(59,492)
Loans	(3,481,233)	(3,728,056)
Accrued interest receivable	(7,908)	(14,823)
Deferred revenue	32,640	9,713
Accounts payable	24,945	150,912
Accrued expenses	116,061	(160,764)
Payable to Reg. D and Institutional investors	2,639,769	3,598,541
Payable to Reg. A+ investors	2,023,223	52,652
Accrued interest payable	46,654	18,163
Other liabilities	(19,658)	(24,830)

Net cash used in operating activities	(5,327,436)	(3,455,196)

Cash Flows from Investing Activities
Purchase of property, equipment, and software	(77,314)	(10,745)
Proceeds from sale of equipment	1,750	-

Net cash used in investing activities	(75,564)	(10,745)

Cash Flows from Financing Activities
Lines of credit	(252,567)	252,567
Notes payable	(4,115)	11,284
Decrease in net advances owed to stockholders	(5,313)	(15,744)
Notes due from shareholders	340,000	(340,000)
Issuance of common stock	23,626	27,340
Issuance of series seed preferred stock	-	5,525,000
Issuance of convertible debt	3,100,000	-
Purchase of treasury stock	-	(124)
Series A closing cost	(1,402)	(87,826)
Early exercise of stock options	-	61,580

Net cash provided by financing activities	3,200,229	5,434,077

Net (Decrease) Increase in Cash and Cash Equivalents	(2,202,771)	1,968,136

Cash and Cash Equivalents, beginning of year	3,510,618	1,542,482

Cash and Cash Equivalents, end of year	$1,307,847	$3,510,618

Supplemental Information
Cash paid for interest	$1,398,671	$767,407

Non-cash Financing Transactions:
Conversion of convertible debt to series seed preferred stock	$-	$(2,570,394)

The accompanying notes are an integral part of these consolidated financial statements.

F-6

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2017 and 2016

Note 1 - Organization

StreetShares, Inc. was incorporated on December 3, 2013 under the laws of the state of Delaware. StreetShares, Inc. wholly owns and operates five subsidiaries: StreetShares Lending Company, LLC (“SSLC”), a Delaware limited liability company, which was formed on July 15, 2013; StreetShares Investor Interest Holding, LLC (“SSIIH”) which had a name change to StreetShares Funding, LLC (“SSF”) on December 10, 2015, a Delaware limited liability company, which was formed on October 28, 2014; StreetShares Investors Servicing, LLC (“SSIS”), a Delaware limited liability company, which was formed on December 8, 2015; STR Co-Investment, LLC (“STR”), a Delaware limited liability company, which was formed on December 8, 2015, StreetShares Public Investor Holdings, LLC (“SSPIH”), a Delaware limited liability company, which was formed on January 13, 2017, and shall each have an indefinite life pursuant to its operating agreements. The accompanying consolidated financial statements include the accounts of StreetShares, Inc., SSLC, SSF, SSIS, STR and SSPIH. Collectively, these entities are known as “the Company”.

The Company’s principal activity is providing business financing products to small businesses located throughout the United States. The Company offered fully amortizing term loans from $5,000 to $50,000 for terms of six months, one year, two years, and three years from July 2015 to December 2015. The Company offered loans from $2,000 to $100,000 for terms of three months, six months, one year, 18 months, two years, and three years from January 2016 to June 2016. Effective July 1, 2016, the Company offers loans from $2,000 to $150,000 for terms of three months, six months, one year, 18 months, two years, and three years. The Company introduced a Line of Credit product on April 1, 2016. In December 2016, the Company began purchasing invoice receivables from small businesses with U.S. Federal and State Government contracts.

The Company makes an investment representing a portion of every approved loan, line, or factored invoice and places the remaining portion for auction on their marketplace. The Company uses their technology and data analytics to aggregate data about the small business and its owner, assess the creditworthiness of both, approve or deny their loan request, and then price the loan accordingly. Potential regulation D (“Reg. D and Institutional”) loan investors bid an amount of the loan at the interest rate specified by the Company. Prior to August 15, 2016, the potential Reg. D and Institutional investor bid an amount of the loan and required interest rate, then at the end of the auction, the aggregate of the lowest bids required to fund the approved loan amount were consolidated into one term loan for the borrower at the weighted average rate. Each Reg. D and Institutional investor who won the auction received their required interest rate.

The Company qualified for Regulation A+ (“Reg. A+”) from the Security and Exchange Commission (“SEC”) on February 17, 2016 to offer StreetShares Notes (marketed as “Veteran Business Bonds” and sometimes referred to as “VBB”) to investors.

The Company began operations on July 15, 2013, which primarily included start-up and organizational activities. The Company originated its first loan in July 2014.

As an early stage, venture-funded company that is not yet profitable, we rely heavily on capital investments to fund our operations. Based on our current financial situation, it is likely we will require additional capital within the next twelve months beyond our currently anticipated amounts to fund the operations of the Company. The Company is currently, and consistently, engaged in ongoing discussions with providers who have the financial wherewithal to provide such funding. Notwithstanding these discussions, additional capital may not be available on reasonable terms, or at all. In the event the Company is not able to acquire funding, there are several options that can be enacted that would allow the Company to achieve a break-even state or help prolong the duration of the Company until funding can be obtained. These options include, but are not limited to, scaling back of marketing efforts significantly, scaling back of human resources significantly, obtaining additional debt financing, asset and or business unit divestitures, and the potential sale of the Company at a discount.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation - The Company prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of StreetShares, Inc. as well as the accounts of their wholly-owned subsidiaries, SSLC, SSF, SSIS, STR, and SSPIH. All significant intercompany balances and transactions have been eliminated in consolidation. The Company consolidates the financial statements of all entities in which it has a controlling financial interest. The Company has concluded that it does not have investments in any variable interest entities (“VIE”).

F-7

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2017 and 2016

Note 2 - Summary of Significant Accounting Policies - Continued

Use of Estimates - The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Significant estimates include allowance for loan losses, stock-based compensation expense, valuation of warrants, capitalized software development costs, the useful lives of long-lived assets, and the valuation of deferred tax assets. The Company bases its estimates on historical experience, current events, third party valuations, and other factors they believe to be reasonable. These estimates and assumptions are inherently subjective in nature; actual results may differ from the estimates and assumptions and such differences may be material.

Cash and Cash Equivalents - The term cash, as used in the accompanying consolidated financial statements, includes currency on hand and checking, saving, and money market accounts held with financial institutions. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be a cash equivalent. Interest bearing and non-interest bearing accounts held in an insured institution are aggregated and guaranteed by the Federal Deposit Insurance Corporation up to $250,000. The Company maintains its cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Cash Reserve for Reg. A+ - The Company holds a cash reserve to cover losses on assets funded by Reg. A+ investors. The reserve is funded quarterly based upon the expected twelve months future losses on the portion of the portfolio funded by the Reg. A+ proceeds.

Advances from Reg. D and Institutional Investors - The Company requires cash deposits from prospective Reg. D and Institutional investors (lenders) in anticipation of their participation in future loan auction activities. Deposits, if not bid in an auction, are refundable and, accordingly, are included as a component of Payable to Reg. D and Institutional investors.

Loans - The Company values their loans at the principal balance outstanding reduced by a valuation allowance for loan losses estimated as of the consolidated balance sheet date.

Allowance for Loan Losses - The allowance for loan losses (“ALL”) is established through periodic charges to the provision for loan losses. Loan losses are charged against the ALL when the Company believes that the future collection of principal is unlikely. Subsequent net recoveries, if any, are credited to the ALL.

The Company evaluates the creditworthiness of its portfolio on an aggregated basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known factors applicable to individual loans, such as delinquency status, known and inherent risks in the loan portfolio, adverse situations that may affect borrower’s ability to repay, and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, seasonality, business conditions, and emerging trends. Recovery of the carrying value of loans is dependent to a great extent upon conditions that may be beyond the Company’s control. Any combination of the aforementioned factors may adversely affect the Company’s loans resulting in increased delinquencies and loan losses and could require additional provisions for credit losses, which could impact future periods. The allocation of the allowance for the loan losses between the Company and the Reg. D and Institutional investors is determined on a pro-rata basis according to the relative principal balances outstanding funded by each party. The Reg. D and Institutional investor portion of the allowance does not affect the operations of the Company, as it is a reduction in the amount payable to Reg. D and Institutional investors.

Impaired and Charged-Off Loans - The Company’s loans and traditional lines of credits (“loans”) are paid back on a weekly basis. The Company considers a loan to be late when it has been over 7 days since last payment. Loans with over 14 days since last payment are considered to be delinquent and impairments are applied. The Company continues to accrue interest on late and delinquent loans. Loans are returned to current status when the Company receives all accrued payments, interest, and fees required with the original amortization schedule and, in the Company’s judgment, will continue to make their payments as scheduled.

F-8

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2017 and 2016

Note 2 - Summary of Significant Accounting Policies - Continued

Generally, after 150 days of delinquency, the Company will make an assessment of whether an individual loan should be charged off based on the payment status and information gathered through collection efforts. A loan is charged off when the Company determines it is probable that they will be unable to collect all of the remaining balance. Charge-offs are allocated to the Company and the Reg. D and Institutional investors on a pro-rata basis according to the relative principal balances outstanding funded by each party.

Accounts Receivable Factored Invoices - In December 2016, the Company began offering advances to small businesses with direct or subcontracted US Federal and State Government contracts. Such advance payments, which are interest earning, are recorded as reductions to the amounts due to the factoring clients for the purchase of factored receivables. ALL is not applied to these advances as the Company believes there is minimal risk as all purchased invoice receivables are payable from the U.S. or State Government and only advances funds upon invoice approval by the paying entity. As of June 30, 2017, the funds employed (factored receivables less amount due to factoring clients) were $152,397.

Notes due from Reg. D and Institutional Investors - The Company places bids on behalf of certain Reg. D and Institutional investors, as per an agreement, on the Company’s marketplace. These bids are transferred to the Reg. D and Institutional investors platform account after a required holding period. The notes due is the amount due to the Company from the Reg. D and Institutional investors for the bids placed on their behalf of loans in their portfolio.

Unfunded Loan Accrual and Off-Balance Sheet Exposure - The Company began offering a line of credit product in April 2016. An accrual is recognized for the Company’s credit loss on the unfunded exposure of the line of credit and an expense is recorded in other operating expense. The credit loss is calculated using the same method as the allowance for loan losses. Based on historical data, 50 percent is expected to be drawn. The Company expects to fund approximately 15 percent of the amount expected to be drawn. Reg. D and Institutional investors have the ability to, but are not obligated to, fund the remaining 85 percent of the amount expected to be drawn.

As of June 30, 2017 and 2016, the total line of credit unfunded credit exposure was approximately $2,079,000 and $300,000, respectively, of which approximately $312,000 and $36,000, respectively, was related to the undrawn exposure expected to be funded by the Company. As of June 30, 2017 and 2016, the total line of credit unfunded credit loss was approximately $98,000 and $14,000, respectively, of which approximately $15,000 and $1,650, respectively, was related to the undrawn exposure expected to be funded by the Company.

Property, Equipment, and Software - Property, equipment, and software (“PE&S”) consist of computers and electronics, office equipment and furniture, and capitalized internal-use software costs. PE&S are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are recognized over the estimated useful lives of the assets using the straight-line method. For electronics, the Company estimates a five-year useful life. All other PE&S assets are estimated to have a two to five-year useful life or lease-term, if shorter, for leasehold improvements.

The Company’s internally developed software includes the costs incurred to develop the website, platform, and other affiliated costs and are capitalized when the preliminary project stage is completed, the Company has authorized funding, and it is probable that the project will be completed and used to perform its intended function. Capitalized software costs primarily include salary costs for employees directly involved in the development efforts, software licenses acquired, and fees paid to outside consultants and contractors. Software development costs incurred prior to meeting the criteria for capitalization and costs incurred for training and maintenance are expensed as incurred. Certain upgrades and enhancements to existing software that result in additional functionality are capitalized. Capitalized software development costs are amortized using the straight-line method over their expected useful lives, generally two to five years.

F-9

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2017 and 2016

Note 2 - Summary of Significant Accounting Policies - Continued

PE&S consisted of the following:

	Estimated Useful Life	June 30, 2017	June 30, 2016

Computer and electronics	5 years	$79,678	$51,565
Office equipment, furniture, and fixtures	5 years	3,543	3,543
Capitalized internal-use software	3 years	45,212	22,812
Leasehold improvements	life of lease	1,150	1,150
Patent		27,929	1,130

		157,512	80,200
Less: accumulated depreciation and amortization		(61,545)	(32,260)

Property, Equipment, and Software, net		$95,967	$47,940

Depreciation and amortization expense for the years ended June 30, 2017 and 2016 was approximately $26,000 and $20,000, respectively, of which $4,593 and $2,679, respectively, related to amortization of deferred financing costs. As of June 30, 2017, deferred financing costs were fully amortized.

The Company is required to assess potential impairment of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. As of June 30, 2017 and 2016, there were no events or changes that resulted in an impairment of the Company’s long-lived assets.

Loans and Payable to Reg. D and Institutional Investors - The Company uses Member Payment Dependent Notes (“MPDNs”) to fund a portion of loans, lines of credit, and factored contracts to borrowers. MPDNs are unregistered securities that are dependent upon the performance of a portion of the Company’s note from the borrower. Reg. D and Institutional investors specify the amount of each asset in which to invest (if available). The term to maturity matches the term of the underlying note. If the loan performs according to its terms, the Reg. D and Institutional investors receive the principal and interest portions of the loan in proportion to their investment, less applicable servicing fees. If the loan doesn’t perform, payments to the Reg. D and Institutional investors will be limited to the pro-rata portion of any payments received, according to the respective principal balances funded by the Reg. D or Institutional investor, less applicable servicing fees. MPDNs are available to accredited and Institutional investors only. Some Institutional investors purchase actual loan participations and not MPDNs.

Payable to Reg. A+ Investors - The Company offers StreetShares Notes to Reg. A+ investors at a fixed rate with a minimum investment of $25. The note matures three years from the date of the purchase agreement. The Company uses the proceeds from Reg. A+ investors primarily to fund loans, lines of credit, and invoice receivable purchases made on the Company’s marketplace. As such, the proceeds from Reg. A+ investors are not directly invested on the Company’s marketplace and therefore are not directly subject to the loan loss risk of any one asset.

As of June 30, 2017, future annual maturities of notes due to Reg. A+ investors were as follows:

Year Ending June 30	Amount

2019	$54,775
2020	2,021,100

$2,075,875

F-10

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2017 and 2016

Note 2 - Summary of Significant Accounting Policies - Continued

Revenue Recognition - The Company generates revenue primarily through interest, auction success fees, origination fees, and service fees on its lending products. Interest income on lending assets is calculated based on the contractual interest rate of the loan and recorded as interest income as earned. The Company allows borrowers to “prepay” the principal balance of their loans without having to pay the future expected interest. The Company, however, requires collection of the interest accrued through the next expected payment date, if applicable. Service fees are fees charged to Reg. D and Institutional investors based on a percentage of the payments received from borrowers. The service fees are recorded as income when payments are received. The origination fees, relating to the portion of the loans the Company owns, are deferred and recognized over the life of the loan using the effective interest method. Origination fees collected but not yet recognized as revenue are recorded as deferred revenue. The Company views the value of the auction as being delivered upon acceptance of the loans. As such, the auction success fees, relating to the portion owned by Reg. D and Institutional investors, are recognized when received upon the funding of the loans.

The Company charges fees for late payments, ACH return fees, and other fees charged by providers for failed payments. Generally, fees are used to cover costs incurred for collection. Any remaining portion of these fees is provided to the loan’s Reg. D and Institutional investors on a weighted basis by amount invested in the particular loan. As such, the Company occasionally receives fee revenue from their investment portion in each loan.

The Company generates revenue on invoice receivables through interest income, factor fees, commitment fees, and enrollment fees. Interest income on invoice receivables is calculated using the simple interest method on the daily balances of principal outstanding. Interest income, factor fees, and commitment fees are accrued until funds are received for the purchased factored receivable. Enrollment fees are recognized at the time of purchase of factored receivables.

The Company generates revenue through service fees charged to Reg. A+ investors. Service fees are fees charged to Reg. A+ investors for payments made to the Reg. A+ investors in accordance with the terms of the investor membership agreement.

Income Taxes - The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Valuation allowances are recorded to reduce deferred tax assets to the amount the Company believes is more likely than not to be realized.

Uncertain tax positions are recognized only when the Company believes it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

The Company files income tax returns in the United States for federal, state, and local jurisdictions. The Company is potentially subject to a tax examination for a period of three years from the date a return is originally filed or filed as amended, which as of June 30, 2017, includes all returns filed since the Company’s inception. No income tax returns are currently under examination by taxing authorities.

Accounting for Stock-Based Compensation - The Company’s stock-based compensation is measured based on fair value of the awards at the grant date and recognized as compensation expense on a straight-line basis over the period during which the option holder is required to perform services in exchange for the award (vesting period). The Company uses the Black-Scholes Option Pricing Model to estimate fair value of stock options. The use of the option valuation model requires subjective assumptions, including the fair value of the Company’s common stock, the expected term of the option, and the expected stock price volatility based on peer companies. Additionally, the recognition of stock-based compensation expense requires an estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited.

Advertising Costs - All advertising costs are expensed as incurred. Advertising expense for the years ended June 30, 2017 and 2016 was approximately $1,727,000 and $579,000, respectively.

F-11

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2017 and 2016

Note 2 - Summary of Significant Accounting Policies - Continued

Reclassification of Prior Year Presentation - Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations. The Company concluded that it was appropriate to report all interest received as interest income and interest paid to Reg. D and Institutional investors as interest expense. Previously, only the Company’s portion of interest received was reported as interest income and the Reg. D and Institutional investors portion was not reported. The Company revised the Consolidated Statement of Operations to report the interest income under operating revenue and interest expense as cost of revenue. Accordingly, interest expense related to operations has been reclassified to be reported under operating expenses which was previously reported in interest expense under net interest income (expense) on the Consolidated Statement of Operations. This change in presentation does not materially affect previously reported Consolidated Statement of Cash Flows as the only change was the supplemental information for the cash paid for interest to include the Reg. D and Institutional investors portion of interest expense. This change in presentation had no effect on the previously reported Consolidated Balance Sheet.

Recent Accounting Pronouncements - During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, “Identifying Performance Obligations and Licensing”, which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, “Narrow-Scope Improvements and Practical Expedients” and ASU No. 2016-20, “Technical Corrections and Improvements to Topic 606”, which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. Management is currently evaluating this guidance (as amended) and the impact it will have on the Company’s consolidated financial statements.

During February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet.  A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU No. 2016-02 is effective for annual periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. Management is currently evaluating this guidance and the impact it will have on the Company’s consolidated financial statements.

During March 2016, FASB issued ASU No. 2016-09, “Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting,” which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU No. 2016-09 is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Management is currently evaluating this guidance and the impact it will have on the Company’s consolidated financial statements.

During June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments.” ASU No. 2016-13 requires financial assets measured at amortized cost to be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU No. 2016-13 is effective for annual periods beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted for annual and interim periods beginning after December 15, 2018. Management is currently evaluating this guidance and the impact it will have on the Company’s consolidated financial statements.

F-12

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2017 and 2016

Note 3 - Loans and Payable to Reg. D and Institutional Investors

The Company’s marketplace allows borrowers, Reg. D, and Institutional investors to engage in transactions relating to StreetShares’ lending products. SSLC originates loans to the borrowers while SSF issues notes to Reg. D and Institutional investors as a means to allow the investors to invest in the associated loans. The borrower loans are sold in their entirety to SSF for holding, servicing, receipt, and disbursement of received payments. SSF operates as a remote entity from SSI, as a wholly owned subsidiary whose only purpose is to hold and manage the loans, borrower repayments, and disbursements to investors.

As of June 30, 2017, loans outstanding, on the accompanying consolidated balance sheet, consists of the following:

	The Company Loans Outstanding	Investor Loans Outstanding	Total Loans Outstanding

Loans	$1,685,078	$7,576,659	$9,261,737
Allowance for loans losses	(88,068)	(419,048)	(507,116)

Total loans, net	$1,597,010	$7,157,611	$8,754,621

As of June 30, 2016, loans outstanding, on the accompanying consolidated balance sheet, consists of the following:

	The Company Loans Outstanding	Investor Loans Outstanding	Total Loans Outstanding

Loans	$635,336	$5,204,617	$5,839,953
Allowance for loans losses	(34,204)	(269,692)	(303,896)

Total loans, net	$601,132	$4,934,925	$5,536,057

As of June 30, 2017 and 2016, payable to Reg. D and Institutional investors, on the accompanying consolidated balance sheet, consists of the following:

	June 30, 2017	June 30, 2016
Net loans owned by Reg. D and Institutional investors	$7,576,659	$5,204,617
Allowance for loan losses	(419,048)	(269,692)
Advances from Reg. D and Institutional investors	1,032,691	764,963

Total payable to Reg. D and Institutional investors	$8,190,302	$5,699,888

As of June 30, 2017 and 2016, loans had original terms of three months, six months, one year, 18 months, two years, and three years.

As of June 30, 2017, all loans outstanding had originated within the previous 36 months, through marketplace auctions. Because the terms of these loans were established through such auctions, the Company believes the carrying amount of these loans, and the corresponding payables to Reg. D and Institutional investors approximate their fair value.

As of June 30, 2017 and 2016, $467,798 and $235,113, respectively, of loans were late in payment over 14 days and $194,631 and $123,419, respectively, of loans were more than 90 days past due and still accruing.

F-13

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2017 and 2016

Note 3 - Loans and Payable to Reg. D and Institutional Investors - Continued

As of June 30, 2017, future annual maturities of notes due to Reg. D and Institutional investors were as follows:

Year Ending June 30	Amount

2018	$7,450,689
2019	721,444
2020	18,169

$8,190,302

As of June 30, 2017 and 2016, allowance for loan losses, on the accompanying consolidated balance sheets, consists of the following:

	The Company	Investor	Total
Allowance for loans losses - Balance as of June 30, 2015	$19,750	$116,079	$135,829

Provision for loan losses	43,729	303,160	346,889
Loans charged off	(29,275)	(149,547)	(178,822)

Allowance for loans losses - Balance as of June 30, 2016	34,204	269,692	303,896

Provision for loan losses	113,313	372,284	485,597
Loans charged off	(59,449)	(222,928)	(282,377)

Allowance for loans losses - Balance as of June 30, 2017	$88,068	$419,048	$507,116

There were $5,688 in net recoveries related to ALL for the year ended June 30, 2017. There were no net recoveries related to ALL for the year ended June 30, 2016.

Note 4 - Redeemable Stock and Stockholders’ Equity

In May 2014, the Company raised approximately $1,200,000 in equity financing from new investors through the issuance of 4,735,924 shares of Series Seed Convertible Preferred Stock (“Series Seed Preferred Stock”). Approximately 779,000 shares were issued to investors in which the Company converted promissory notes for approximately $180,000 in proceeds. The remaining shares were issued at a purchase price of $0.258 per share.

In conjunction with the May 2014 Preferred Stock financing, the Company amended its Certificate of Incorporation and authorized the issuance of up to 21,735,924 shares of stock, 17,000,000 of which have been designated as common stock and 4,735,924 of which have been designated as preferred stock. The par value of the common stock and preferred stock is $0.0001 per share. The holders of each series of preferred stock and the holders of common stock have certain rights and privileges as described below.

In February 2016 and June 2016, the Company raised approximately $4,560,000 and $965,000, respectively, in equity financing from new investors through the issuance of a total of 9,363,289 shares of A Round Series Convertible Preferred Stock. Approximately 788,000 shares were issued to investors in which the Company converted promissory notes for approximately $340,000 in proceeds which was included in Notes due from shareholders as of June 30, 2016.

The remaining shares were issued at a purchase price of $0.59007 per share. Approximately 5,125,000 shares were converted from convertible debt to A Round Series Convertible Preferred Stock. As of June 30, 2017 and 2016, the Company incurred direct legal costs in the issuance of the A Round Series stock totaling $1,402 and $87,826, respectively, which was reflected as a reduction of the carrying amount of the A Round Series preferred stock on the accompanying consolidated balance sheets.

F-14

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2017 and 2016

Note 4 - Redeemable Stock and Stockholders’ Equity - Continued

In conjunction with the February 2016 Preferred Stock financing, the Company amended its Certificate of Incorporation and authorized the issuance of up to 62,971,062 shares of stock, 40,400,000 of which have been designated as common stock and 22,571,062 of which have been designated as preferred stock. The par value of the common stock and preferred stock is $0.0001 per share. The holders of each series of preferred stock and the holders of common stock have certain rights and privileges as described below.

Voting - Each holder of Series Seed Preferred Stock and A Round Series Convertible Preferred Stock (combined referred to “Preferred Stock”) shall be entitled to the number of votes equal to the number of shares of common stock into which such shares could be converted. The holders of Preferred Stock have equal voting rights and powers of those of common stock holders and shall vote together with the holders of common stock as a single class, with the exception of voting on certain matters. A majority vote of the holders of Preferred Stock, defined as two-thirds of the shares, voting as a single and separate class, is required in order to authorize certain actions of the Company including any action that changes the rights, preferences, or privileges of Preferred Stock, the increase or decrease in the authorized number of shares of Preferred Stock or common stock, the authorization of any new class or series of stock or certain other convertible securities, the redemption or repurchase of the Company’s common stock or Preferred Stock, certain transactions regarding the transfer of assets or acquisitions, the voluntary dissolution or liquidation of the Company, any amendment of the Company’s Certificate of Incorporation or Bylaws of the Company, the increase or decrease in the authorized number of members of the Board, or any payment or declaration of a dividend on shares of any common stock or Preferred Stock that ranks junior to the A Round Series preferred.

As long as any Preferred Stock shares remain outstanding, the holders of the Preferred Stock, voting as a separate class, are entitled to elect two members of the Board of Directors. The holders of Common Stock and Preferred Stock, voting together as a single class on an as-if converted to common stock basis, shall be entitled to elect five members of the Board of Directors. The holders of Preferred Stock and common stock, voting together as a single class on an as-if converted to common stock basis, shall be entitled to elect all remaining members of the Board of Directors. In accordance with the amended and restated Certification of Incorporation, when at least 10 percent of the originally issued Preferred Stock shares are outstanding, the Company shall not directly or indirectly by amendment, merger, consolidation, or otherwise create an event or circumstance that is defined in the executed agreement, without at least two-third percentage of the then-outstanding shares of Preferred Stock.

Conversion - The holders of Preferred Stock, at the option of the holder, may be converted at any time into common stock. The number of shares of common stock to which a holder of Preferred Stock shall be entitled to, upon conversion, shall be equal to the conversion rate in effect at the time of conversion multiplied by the number of shares of Preferred Stock being converted. The conversion rate in effect at the time of conversion shall be equal to the applicable original issue price divided by the applicable conversion price. The conversion price for each series of Preferred Stock shall initially be equal to the original issue price of such series of Preferred Stock, and is subject to adjustments pursuant to the Company’s Certificate of Incorporation. The conversion rate in effect as of June 30, 2017 and 2016 is 1:1.

Shares of Preferred Stock shall automatically be converted into common stock at the then-effective conversion rate, 1)  at any time upon affirmative election of the holders of the Preferred Stock, voting as a single class; or 2) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company in which the gross proceeds to the Company are at least $25,000,000. Upon such automatic conversion, any declared but unpaid dividends shall be paid.

Liquidation - In the event of any liquidation, dissolution, or winding down of the Company, whether voluntary or involuntary (“Liquidation Event”), before any distribution or payment shall be made to the holders of common stock, the holders of Preferred Stock shall be entitled to be paid, for each share of Preferred Stock held, an amount per share equal to the original issue price of the Preferred Stock plus any declared but unpaid dividends on Preferred Stock. After the payment of the full liquidation preference to the holders of Preferred Stock, the remaining assets available for distribution shall be distributed ratably to the holders of common stock.

F-15

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2017 and 2016

Note 4 - Redeemable Stock and Stockholders’ Equity - Continued

Dividends - If declared by the Board of Directors of the Company, the holders of Preferred Stock, in preference to the holders of common stock, are entitled to receive non-cumulative cash dividends in a per share amount equal (on an as-converted basis) to the amount paid for each share of common stock.

Redemption - The Company shall be obligated to redeem the Preferred Stock upon the vote of the holders of a majority, defined as two-thirds of the shares, of the then-outstanding shares of Preferred Stock, after a deemed Liquidation Event, which does not result in the dissolution of the Company, as defined in the Amended Articles of Incorporation. The redemption amount for each share of Preferred Stock shall be equal to the original issue price of the Preferred Stock plus any declared but unpaid dividends on Preferred Stock.

The Preferred Stock is redeemable at the option of the holder. The Company has evaluated the redemption features of the Preferred Stock to determine if the Preferred Stock should be considered liabilities or mandatorily redeemable securities requiring classification as liabilities under U.S. GAAP. The Company has concluded that the Preferred Stock does not require classification as a liability. Given the potential redemption of the Preferred Stock, the Company has concluded to present the carrying value of the Preferred Stock outside of stockholders’ deficit as temporary equity and in the “mezzanine” in the accompanying consolidated balance sheets.

Stock Warrants - Warrants have a per-share exercise price of fair market value at the time of warrants issuance, as determined by the Company’s Board of Directors. The warrants are fully exercisable upon issuance, and are scheduled to expire from November 2019 to March 2022.

A summary of warrant activity of the Company is as follows:

Number of
Warrants
Outstanding at June 30, 2015	382,521

Granted	306,470
Exercised	(17,425)
Canceled	(164,123)

Outstanding at June 30, 2016	507,443

Granted	964,320
Exercised	(41,000)
Canceled	-

Outstanding as of June 30, 2017	1,430,763

Restricted Stock - On December 3, 2013, 10,000,000 shares of common stock were issued to the three co-founders for 0.0001 per share. The shares were owned by the founders at the time of issuance. As of the date of the Restricted Stock Purchase Agreement, 25 percent of the shares of stock will vest immediately, and the remaining shares of stock will be subject to the repurchase option on a monthly basis such that 100 percent of the shares of stock will be released from the repurchase option on November 5, 2017.

Effective July 1, 2015, one of the three co-founders surrendered 1,237,500 shares of his common stock to the Company. The individual also resigned from his position as an employee and director of the Company on June 15, 2015. On July 6, 2015, the Company purchased the 1,237,500 shares of common stock back from the co-founder for 0.0001 per share.

F-16

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2017 and 2016

Note 5 - Stock-Based Compensation

In December 2013, the Company adopted and the stockholders approved the 2014 Equity Incentive Plan (“2014 EIP”). The 2014 EIP provides for the grant of incentive stock options to the Company’s employees and for the grant of non-statutory stock options to the Company’s employees, directors, advisors, and consultants. The Company was initially authorized to issue up to 1,765,000 shares of common stock. Under the 2014 EIP, stock options granted to eligible participants have a ten-year contractual life and generally vest and become fully exercisable at the end of the required service period. Options under the 2014 EIP are granted with exercise prices intended to be at least equal to the grant date fair market value of the Company’s common stock, as determined by the Company’s Board of Directors. The shares are subject to repurchase by the Company in the event of termination by the grantee at a price equal to the fair market value at the time of repurchase. The 2014 EIP also provides for the issuance of restricted stock awards, restricted stock unit awards, and stock appreciation rights.

Certain employee and non-employee option agreements granted under the 2014 EIP allow for the early exercise of an option before vesting (“Early Exercise Option”); however, shares issued thereon remain subject to the restriction through the remainder of the original vesting schedule for the stock option award. The Company may repurchase an unvested Early Exercise Option at a price equal to the lower of the fair market value at the date of repurchase or the exercise price of the Early Exercise Option.

A summary of stock option activity under the 2014 EIP of the Company is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining
	Number of	Exercise Price	Contractual
	Option Shares	per Share	Term
Outstanding at June 30, 2015	1,140,695	$0.05	9.1 years

Granted	1,528,068	$0.06	10 years
Exercised	(602,287)	0.04	-
Canceled	(21,507)	0.04	-

Outstanding at June 30, 2016	2,044,969	0.06	9.1 years

Granted	2,894,217	0.23	10 years
Exercised	(585,009)	0.04	-
Canceled	(488,527)	0.11	-

Outstanding as of June 30, 2017	3,865,650	$0.18	9.2 years

F-17

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2017 and 2016

Note 5 - Stock-Based Compensation - Continued

A summary of vested options and unvested options expected to vest at June 30, 2017 is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining
	Number of	Exercise Price	Contractual
	Option Shares	per Share	Term

Options at June 30, 2017
Vested and exercised	461,933	$0.19	8.9 years
Unvested and exercisable	3,403,717	0.18	9.2 years

Vested and Expected to Vest	3,865,650	$0.18	9 years

A summary of vested options and unvested options expected to vest at June 30, 2016 is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining
	Number of	Exercise Price	Contractual
	Option Shares	per Share	Term

Options at June 30, 2016
Vested and exercised	63,823	$0.05	8.6 years
Unvested and exercisable	1,981,146	0.06	9 years

Vested and Expected to Vest	2,044,969	$0.06	9 years

F-18

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2017 and 2016

Note 5 - Stock-Based Compensation - Continued

A summary of grant-date fair value stock option activity of the Company is as follows:

		Weighted-
		Average
	Number of	Grant-Date
	Option Shares	Fair Value
Unvested at June 30, 2015	988,607	$0.03

Granted	1,528,068	$0.03
Canceled	(21,507)	0.02
Vested	(514,023)	0.02

Unvested at June 30, 2016	1,981,145	0.03

Granted	2,894,217	0.12
Canceled	(488,527)	0.06
Vested	(983,119)	0.06

Unvested at June 30, 2017	3,403,717	$0.09

All stock awards made under the 2014 EIP are restricted as to transferability and to sale, and the Company has the right of first refusal on any resale of any stock owned by employees and non-employees pursuant to stock option exercises.

The Company calculates the estimated value of options granted to both employees and non-employees, including those whose original terms have been modified, using the Black-Scholes options pricing model. The Company records the related compensation expense over the requisite service period, normally the vesting life of the award, on a straight-line basis. The options pricing model includes the input of highly subjective assumptions including the expected term, volatility, risk-free interest rate, and dividend yield. The estimated expected term of an award is determined by reference to the simplified method commonly used in the absence of significant and meaningful option history. The Company has estimated the expected volatility by reference to historical volatilities of similar publicly traded companies’ common stock over the most recent period commensurate with the estimated expected term of the awards. The risk-free interest rate is based on the U.S. Treasury bond rate in effect at the time of grant. The dividend yield is based on the average dividend yield over the expected term of the option.

The fair value of each option was estimated on the date of grant using the following assumptions for grants:

	June 30, 2017	June 30, 2016

Stock price volatility	45% - 55%	48% - 55%
Expected term	7 years	7 years
Risk-free interest rate	1.33% - 2.29%	1.53% - 2.04%
Dividend yield	0%	0%

F-19

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2017 and 2016

Note 5 - Stock-Based Compensation - Continued

The Company recognized compensation expense in the amount of $53,059 and $11,548 for the years ended June 30, 2017 and 2016, respectively. The total unamortized compensation expense related to awards of $355,972 and $60,400 as of June 30, 2017 and 2016, respectively, is expected to be recognized over a weighted average remaining period of three years. As of June 30, 2017 and 2016, the Company received approximately $0 and $62,500, respectively, from employees on the early exercise of unvested stock options, which is included in liabilities on the accompanying consolidated balance sheets. As of June 30, 2017 and 2016, the aggregate intrinsic value between exercise price and common stock fair value of vested, exercisable stock options is approximately $469,000 and $495,000, respectively.

Note 6 - Income Taxes

The Company records deferred income taxes to reflect the net tax effects of temporary differences, if any, between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. At June 30, 2017 and 2016, the Company’s net deferred tax asset consisted primarily of differences in the basis of property, equipment, and software and its taxable net operating losses available for carryforward. The Company has recorded a valuation allowance against the entire net deferred tax asset, as management believes it is more likely than not that the Company will not be able to benefit from the net deferred tax asset. As a result, the accompanying consolidated financial statements do not reflect a benefit for income taxes. As of June 30, 2017 and 2016, the Company has estimated it has a total domestic Net Operating Loss (“NOL”) for federal and state income tax purposes of approximately $4,288,000 and $2,065,000, respectively, which will begin to expire in 2034. Utilization of the Company’s domestic federal NOL may be subject to an annual limitation due to the “change of ownership” provisions of the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

Note 7 - Lines of Credit

On June 19, 2014, the Company obtained a line of credit with a financial institution, EagleBank, with maximum borrowings of up to $100,000 to provide the Company short-term working capital and is secured by a first priority blanket lien on substantially all of the Company’s assets and is further guaranteed for repayment by the Company’s two co-founders, individually. Interest is payable monthly which accrues interest at the 30-day London Interbank Offered Rate adjusted on a daily basis plus 3.5 percent, subject to a floor rate of 4.5 percent. The interest rate was 4.5 percent as of June 30, 2016. In December 2014, the Company obtained an additional line of credit with maximum borrowings of up to $400,000. During the years ended June 30, 2017 and 2016, the Company recognized interest expense of $0 and $1,389, respectively, which is included in the cost of revenue on the consolidated statement of operations. Both line of credits were closed as of June 30, 2016.

On December 22, 2015, the Company entered into an agreement with Endeavor Capital Management, LLC (“Endeavor”) where Endeavor shall provide a line of credit to the Company for up to the amount set forth in a schedule provided by the Company. The Company shall pay Endeavor 18 percent simple interest on the average daily balance of the drawn line of credit, as calculated and paid on a monthly basis. As of June 30, 2017 and 2016, the Company drew $0 and $252,567, respectively, on the line of credit. For the years ended June 30, 2017 and 2016, the Company recognized interest expense of $81,800 and $26,699, respectively, which is included in the cost of revenue on the consolidated statement of operations. As of June 30, 2017, this line has been paid in full and closed.

Note 8 - Notes Payable

On November 1, 2016, the Company entered into an agreement with First Insurance Funding where First Insurance Funding provided a note with a principal amount of $63,527 to the Company with a security interest in the financed insurance policies at an annual percentage rate of 3.74 percent. The financed insurance policies consist of the Company’s professional liability package. Nine monthly payments of principal and interest is due in the amount of $7,169. For the years ended June 30, 2017 and 2016, the Company recognized interest expense of $884 and $0, respectively, which is included in the cost of revenue on the consolidated statement of operations. As of June 30, 2017, the principal balance was $7,169.

F-20

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2017 and 2016

Note 8 - Notes Payable - Continued

On December 7, 2016, the Company entered into an agreement with Endeavor where Endeavor provided a note with a principal amount of $250,000 to the Company to be used exclusively for the accounts receivable factored invoices at a simple interest rate of 14 percent calculated on the last business day of each month. The interest rate of 14 percent will be reduced to 12.5 percent if three separate events happen in accordance with the terms of the agreement. Payments of interest only is due monthly with the full principal balance due on June 30, 2017. For the years ended June 30, 2017 and 2016, the Company recognized interest expense of $19,466 and $0, respectively, which is included in the cost of revenue on the consolidated statement of operations. As of June 30, 2017, the principal balance was paid in full.

Note 9 - Convertible Debt

On March 6, 2017, the Company issued a convertible note in the principal balance of $3,000,000 to a related party of a Company director and on June 15, 2017, the Company issued a convertible note in the principal balance of $100,000 to a Preferred Stock Holder. The principal balance of each note, together with accrued interest of 8 percent per annum, is due to be paid at the earliest of 1) a Qualified Financing (as defined in the note agreements) through automatic conversion; 2) a change in control (as defined in the note agreements); or 3) September 6, 2018. The principal and accrued interest may not be prepaid by the Company without the prior consent of the majority holders of the notes.

The Company incurred interest of approximately $76,000 in 2017, all of which is included in the outstanding convertible note balance as reported on the accompanying consolidated balance sheet as of June 30, 2017. The outstanding balance of the convertible notes was $3,100,000 as of June 30, 2017.

If convertible based on a Qualified Financing, the convertible debt will automatically convert without any further action by the holders into the Equity Securities (as defined in the note agreements) at a conversion price equal to 85 percent of the per share price paid by the investors and on otherwise the same terms and conditions. The amount of discount represents a beneficial conversion feature and will be recognized upon the occurrence of the Qualified Financing.

If the Company consummates a Change of Control while the notes remain outstanding, which means i) any consolidation or merger of the Company with or into any other corporation or other entity or person in which the stockholders of the Company do not continue to hold a majority of the voting power of the surviving entity, ii) any transaction to which the Company is a party in which excess of 50 percent of the Company’s voting power is transferred, or iii) a sale or transfer of all or substantially all assets of the Company, while the convertible notes remain outstanding, then the outstanding principal and accrued interest on the notes will be accelerated. In this case, the holders of the notes will receive the outstanding principal balance of the notes plus all accrued but unpaid interest on the notes and a repayment premium equal to 50 percent of the outstanding principal balance of the notes.

As the Change in Control feature has been determined to not be clearly or closely related to the debt host, the Company bifurcated the redemption feature from the convertible debt as a derivative liability. The Company has determined that the probability that a Change in Control event will occur while the convertible notes remain outstanding to be minimal and thus concluded any fair value assigned to the redemption feature to be immaterial to the consolidated financial statements as a whole.

Note 10 - Related Parties

Approximately $59,000 of start-up, general, and administrative expenses were incurred by the Company from the inception date which were funded by advances from the Company’s three co-founders, of which two are the Company’s primary stockholders. As of June 30, 2016 and June 30, 2017, the Company owes such advances back to its stockholders, which are included in net advances owed to stockholders in the accompanying consolidated balance sheets.

On December 22, 2015, the Company entered into an agreement with Endeavor, in which Endeavor shall provide a line of credit to the Company. See second paragraph in Note 7 for line of credit details. The Chairman of Endeavor is a Board member of the Company.

F-21

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2017 and 2016

Note 10 - Related Parties - Continued

On December 7, 2016, the Company entered into an agreement with Endeavor, in which Endeavor provided a note with a principal amount of $250,000 to the Company. See second paragraph in Note 8 for note details. The Chairman of Endeavor is a Board member of the Company.

Note 11 - Accrued Expenses

Accrued expenses as of June 30, 2017 and 2016 were comprised of the following:

	June 30, 2017	June 30, 2016

Accrued professional and legal fee	$83,025	$60,964
Accrued payroll	93,996	-
Other	32,131	32,127

	$209,152	$93,091

Note 12 - Other Operating Expenses

Other operating expenses for the years ended June 30, 2017 and 2016, were comprised of the following:

	2017	2016

Conference & Seminars	88,034	19,823
Meals and entertainment	33,058	13,124
Travel	89,240	27,699
Warrant Expense	194,161	88,534
Other Expenses	89,369	43,670

	$493,862	$192,849

Note 13 - Subsequent Events

The Company has evaluated its consolidated financial statements for subsequent events through October 30, 2017, the date the accompanying consolidated financial statements were available to be issued. Other than the matters noted below, the Company is not aware of any subsequent events which would require recognition or disclosure in the accompanying consolidated financial statements.

Effective July 11, 2017, the Company introduced the Flex Line of Credit product to be used in conjunction with the invoice receivables product. The Flex Line of Credit a non-amortizing, non-fixed payment product that is typically paid down by invoice receivable payments.

F-22

StreetShares, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As of and for the Years Ended June 30, 2017 and 2016

Note 13 - Subsequent Events - Continued

Effective July 31, 2017, the Company raised $325,000 in the form of a promissory note offered to the Company’s Reg. D investors. In exchange for investment, Reg. D investors were offered warrants (a total of 72,000 were issued) for the Company's common stock or priority access to a portion of loan assets on the Company’s marketplace. As part of this offering the Company’s CEO purchased a note of $25,000 and was provided with 8,000 warrants of the Company’s common stock.

Effective September 8, 2017, the Company received a $500,000 revolving line of credit from a Board member to be used exclusively for the accounts receivable factored invoices.

Effective September 28, 2017, the Company received a $500,000 revolving line of credit from a Board member.

Effective September 29, 2017, the Company received a second $500,000 revolving line of credit from another Board member.

Effective October 12, 2017, the Company began purchasing commercial invoice receivables.

F-23

PART III — EXHIBITS

Index to Exhibits

Exhibit Number	Description	Incorporated by Reference

2.1	Certificate of Incorporation of StreetShares, Inc., filed with the Delaware Secretary of State on December 3, 2013.	Exhibit 2.1 to Offering Statement filed December 04, 2015 (File no. 024-10498)

2.2	Amended and Restated Certificate of Incorporation of StreetShares, Inc., filed with the Delaware Secretary of State on May 1, 2014.	Exhibit 2.2 to Offering Statement filed December 04, 2015 (File no. 024-10498)

2.3	Second Amended and Restated Certificate of Incorporation of StreetShares, Inc., filed with the Delaware Secretary of State on February 24, 2016.	Exhibit 2.3 to Form 1-K filed October 28, 2016 (File no. 24R-00010)

2.4	Bylaws of StreetShares, Inc., adopted by the Board of Directors on December 3, 2013.	Exhibit 2.3 to Offering Statement filed December 04, 2015 (File no. 024-10498)

3.1	Form of StreetShares Note.	Exhibit 3.1 to Offering Statement filed December 04, 2015 (File no. 024-10498)

3.2	StreetShares, Inc. Stockholders’ Agreement dated as of May 1, 2014.	Exhibit 3.2 to Offering Statement filed December 04, 2015 (File no. 024-10498)

4.1	StreetShares Subscription Agreement	Exhibit 4.1 to Offering Statement filed December 22, 2014 (File no. 024-10498)

10.1	Power of Attorney (contained on the signature page hereto)

11.1	Consent of Independent Auditors

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies has duly caused this report to be singed on its behalf by the undersigned, thereunto duly authorized, in the City of Reston, Commonwealth of Virginia, on the 30th day of October, 2017.

STREETSHARES, INC.

By: /s/ Mark L. Rockefeller
Name: Mark L. Rockefeller
Title: Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Mark L. Rockefeller and David Toro as true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments to this Form 1-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, and generally to do all such things in their names and behalf in their capacities as officers and directors to enable the Company to comply with the provisions of the Securities Act of 1933 and all requirements of the SEC, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, ratifying and confirming all that said attorneys-in-fact and agents or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name and Signature	Title	Date

/s/ Mark L. Rockefeller	Chief Executive Officer, Director	October 30, 2017
Mark L. Rockefeller	(Principal Executive Officer)

/s/ Jesse Cushman	Vice President, Finance	October 30, 2017
Jesse Cushman	(Principal Financial & Accounting Officer)

/s/ Michael Konson	Chief Operating Officer, Director	October 30, 2017
Michael Konson

/s/ David Toro	General Counsel & Chief Compliance Officer	October 30, 2017
David Toro

/s/ Alexander Acree	Director	October 30, 2017
Alexander Acree

/s/ Jeffery Valcourt	Director	October 30, 2017
Jeffery Valcourt

/s/ David Wasik	Director	October 30, 2017
David Wasik